[LETTERHEAD OF DT CHISOLM PC]

April 25, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on March 26, 2012 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus -- Global Comments

Principal Investment Strategies

1.	Comment: Provide a representation that each Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.
Response. The Adviser represents that each Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

Prospectus – Global X SuperIncome & MLP Index ETF

Summary of Principal Risks

2.	Comment: With respect to the paragraph on “Risk of Investing in Business Development Companies (BDCs),” please add more detail risk disclosure. :
Response: We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown Securities and Exchange Commission April 25, 2012 Page 2

3.	Comment: With respect to the paragraph on “Returns of Capital Distributions From the Fund Reduce the Tax Basis of Fund Shares,” please add additional disclosure that explains why this risk applies to this Fund.

Response: We have revised the disclosure consistent with this comment.

Prospectus – Global X SuperIncomeTM Preferred ETF

4.	Comment: What is meant by the use of “preferred” in the name of the Fund. Is the Adviser referring to a type of security or investment strategy? If the Adviser is referring to a type of security, than the 80% investment policy also should apply to preferred securities.

Response: We have revised the disclosure consistent with this comment.

5.	Comment: Briefly summarize “criteria” of index provider.

Response: We believe that the disclosure is consistent with the requirements of Form N-1A.

6.	Comment: With respect to the paragraph on “Foreign Financial Institution Risk,” describe specific risks of investing in foreign companies.

Response: We have revised the disclosure consistent with this comment.

Prospectus – Global X SuperIncomeTM REIT ETF

7.	Comment: Please add an 80% investment policy with respect to the Fund’s investments in REITs.

Response: We have revised the disclosure consistent with this comment.

8.	Comment: With respect to the paragraph on “Risk of Investing in Real Estate Investment Trusts (REITs),” please add more detail risk disclosure.

Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

Investments Restrictions

9. Comment: Please consider revising the disclosure for Investment Restriction No, 7.

Response: We believe that the disclosure is consistent with the requirements of Form N-1A.

*        *        *

The Trust acknowledges that:

Mr. Kieran G. Brown Securities and Exchange Commission April 25, 2012 Page 3

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC